Exhibit 99.1

Catalyst Paper announces changes to Board of Directors

RICHMOND, BC, Feb. 21, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announced today that its Board of Directors has elected Jeffrey Marshall as Chair of the Board to replace Benjamin Duster.  Mr. Marshall is also the Chair of Ormet Corporation and serves on the Boards of Lakefield College School Foundation and Brand Energy and Infrastructure Services Inc.  Mr. Marshall has been a Director of Catalyst since 2006.  Mr. Duster will continue to serve as a valued member of the Board of Directors of the company.

Catalyst also announced that Denis Jean resigned from the Board of Directors of the company effective February 2, 2012 for personal reasons.  The company wishes to thank Mr. Jean for his contributions as a member of the Board.

The company also announced that Third Avenue Management LLC has filed an early warning report and press release announcing that it has sold 105,105,509 common shares of Catalyst, which represents approximately 27.52% of the issued and outstanding shares of Catalyst. Third Avenue Management LLC announced that following the sale it no longer has ownership of, or control or direction over, any shares of Catalyst.

Catalyst manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 13:00e 21-FEB-12